Exhibit 3

11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 90025 Tel: (310) 966-1444 www.brileyfin.com

March 10, 2023

Board of Directors

Synchronoss Technologies Inc.

200 Crossing Blvd.

Bridgewater, NJ 08807

Attention:	Jeff Miller
President and CEO

Re: Proposed Transaction

Dear Jeff:

B. Riley Financial, Inc. (“we” or “B. Riley”) is pleased to submit this non-binding proposal with respect to the potential acquisition of Synchronoss Technologies, Inc. (the “Company”).

As you know, we are a publicly traded company (NASDAQ: RILY) and operate through several wholly owned subsidiaries which offer a range of financial services (investment banking, brokerage, asset valuation/appraisal/disposition and other advisory services) and communication services. Since becoming a publicly traded entity in June 2014, B. Riley has demonstrated strong growth in both revenues and operating income. We currently have a market capitalization of $1 billion, with assets of $6.1 billion at December 31 2022 and operating revenue of $1.32 billion for the year ended 2022. In addition, we have a proven track record of successfully executing on the acquisition and integration of several businesses where we have created value through materially improving operations and increasing cash flow, including Great American Group, United Online, Inc., FBR and Co., magicJack, Lingo Management, Bullseye Telecom and Targus.

Further, we understand and recognize the Company’s value having assisted it in 2021 with its corporate restructuring by raising necessary capital through the sale of the Company’s common and preferred stock and baby bonds. Indeed, we have clearly demonstrated our commitment to the Company by investing a total of over $146 million in these securities and nominating Martin Bernstein, our Head of Private Investments, as a board and committee member.

Our proposal is as follows:

1.	Purchase Price. Subject to the completion of our due diligence review and the satisfaction of other customary conditions, we propose that a B. Riley subsidiary merge with the Company, pursuant to which we will pay cash consideration of $1.15 per share for each share of Company common stock outstanding (the “Purchase Price”), representing a 39% premium to the volume weighted average price over the last 120 days (the “Proposed Transaction”).

B. Riley Financial, Inc.

2.	Financing. We intend to fund the Purchase Price with cash and will not require a financing contingency in the definitive transaction agreement. As reported in our earnings release dated February 22, 2023, we had $268 million in cash as of December 31, 2022.

3.	Proposed Transaction Structure. We would expect to effect a reverse triangular merger with a newly formed wholly owned subsidiary of B. Riley merging with and into the Company.

4.	Due Diligence and Timing. Given our history with the Company, we are very familiar with the Company’s business and the industry in which it operates. As a result, we expect to complete our diligence review during the next 30 days. We have retained Sullivan & Cromwell LLP as our outside counsel on this transaction to commence legal due diligence and to draft the definitive agreement with your counsel promptly following the acceptance of this proposal. We are prepared to sign the definitive agreement within the next 30 days.

5.	Approvals. We expect that a HSR pre-merger notification filing will be required to be submitted to the FTC and DOJ and that other customary approvals applicable to the Company’s business and the Proposed Transaction will be secured before closing.

6.	Post-Closing Plans. We expect to retain key management personnel following the closing of the Proposed Transaction and are prepared to set up a call with your advisors to discuss our plans.

This letter is non-binding and the Proposed Transaction is subject to the negotiation and execution of a definitive agreement. We are very excited about the opportunity to combine our businesses. Please contact the undersigned should you have any questions or would like additional information with respect to this proposal.

Sincerely,

B. Riley Financial, Inc.

By	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-CEO